EXHIBIT 16.1

                   [LETTERHEAD MAYER RISPLER & COMPANY, P.C.]

January 20, 2004


Board of Directors
Strategic Acquisitions, Inc.
c/o Mr. Richard S. Kaye, Pres.
50 East 42nd St. Ste. 1805
New York, NY 10017

Dear Mr. Kaye,

We respectfully would like to inform you that our firm has decided to cease our SEC practice effective immediately due to excessive professional liability insurance premiums. As such, please be advised that we will be unable to perform the 2003 audit for your company.

We will cooperate fully with your successor accounting firm.

Sincerely yours,


/s/ Michael Friedman
---------------------
Michael Friedman, CPA

Mayer Rispler & Company, P.C.
Certified Public Accountants